UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town,

Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On November 20, 2025, Li Bang International Corporation Inc., a Cayman Islands exempted company (the “Company”), issued a press release announcing the listing of the new Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares), on the Nasdaq Capital Market in substitution for the previously listed ordinary shares, par value US$0.0001 per share (“Ordinary Shares”). Starting from the opening of trading on November 21, 2025, being the market effective date, the Class A Ordinary Shares will begin trading on the Nasdaq Capital Market in substitution for the Ordinary Shares under the same symbol “LGBJ” and the same CUSIP number of G5480M102.

A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release: Li Bang International Announces the Listing of Class A Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: November 21, 2025	By:	/s/ Feng Huang
Feng Huang
Chief Executive Officer

2